Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Brink’s Company:

We consent to use of our reports dated February 27, 2012, with respect to the consolidated balance sheets of The Brink’s Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Richmond, Virginia
February 27, 2012